GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Lowloon, Hong Kong

April 8, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin Stertzel – Staff Attorney

Re:      Green Dragon Wood Product, Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2010
Filed February 22, 2011
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated February 24, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended March 31, 2010 (“2010 Form 10-K”) and the Form 10-Q for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended March 31, 2010

Our Business, page 5

Principal Products, page 6

1.
In the last sentence of this section, you state, "Green Dragon does not assume any risk for the condition of the product upon arrival at the client's location." This statement appears to conflict with your statement in the next paragraph, "Our finished products that are shipped by container on cargo ships are sent FOB ('freight-on-board') destination." Please revise your disclosure accordingly in future filings.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Competition, page 6

2.	We note your statement that you "have been gearing up to develop a unique website portal". In future filings, please disclose the status of the development of this portal.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Securities and Exchange Commission

April 8, 2011

Customers, page 7

3.
We note your statement in the first paragraph concerning the development of new products and expansion into new markets. In future filings, please disclose what types of new products you plan to develop and what types of new markets you plan to break into.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Employees, page 9

4.
We note your statement in the first paragraph concerning the development of new products and expansion into new markets. In future filings, please disclose what types of new products you plan to develop and what types of new markets you plan to break into.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Risk Factors, page 9

Changes in environmental regulations to which we are subject. . . ,page 11

5.
The second paragraph of this risk factor appears to conflict with your disclosure in the "Environmental Regulation" section on page 9, which indicates that you are not subject directly to environmental regulations. Please revise your disclosure accordingly in future filings.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

We, through our subsidiaries GDI or GDWPCL, may engage in future acquisitions . . . . page 13

6.	You state that you expect the proceeds of any funds raised from investors will be forwarded to HBOP. Please define HBOP in future filings.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Our officers and directors control us through their positions and stock ownership..., page 16

7.
You mention the market price of your common stock "as traded on the OTCBB." Please revise this risk factor disclosure in future filings as appropriate. In this regard, we note you state on page 19 that your common stock is not currently quoted or traded on the OTCBB.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Securities and Exchange Commission

April 8, 2011

Properties, page 18

8.	We note your statement that your lease expires in February 2011. With a view towards future disclosure, please tell us what your plans are upon expiration of this lease.

Response
On February 10, 2011, the Company renewed the lease for an additional two year term  that costs $27,216.00 Hong Kong dollars or approximately $3,490 per month.

Market for Registrant's Common Equity. Related Stockholder Matters..... page 19

9.	In future filings, please disclose the symbol under which your common stock is listed on the OTC Bulletin Board.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

10.
Please tell us how market information about internet markets and instant messaging business services are relevant to your common stock. In this regard, we note your discussion about such information in the first paragraph of this section.

Response
The Company acknowledges the Staff’s comment and will remove such disclosure in future filings.

Management's Discussion and Analysis.... page20

Cautionary Note Regarding Forward-Looking Statements, page 21

11.
Given that the statutory safe harbor you cite is not applicable to penny stock companies, you should not refer to Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934, as amended. In future filings, please revise your disclosure accordingly. This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010, September 30, 2010, and December 31, 2010.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

12.
You state, 'We do not undertake any responsibility to publicly release any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this report." You make another similar statement in the next sentence. These statements do not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update this information to the extent required by law. This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010, September 30,2010, and December 31, 2010.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Results of Operations, page 22

13.
We note your statement that the decrease in revenue was "primarily attributable to the general decrease in demand." In future filings, please describe any known trends or uncertainties that have had or that you expect may have such an effect on demand that it materially impacts revenue. For example, to the extent you are aware of trends in the industries in which your customers operate (e.g., lower demand for furniture in consumer markets), you may wish to address them.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

General and Administrative, page 23

14.
In future filings, please describe the events that lead to material changes in general and administrative expenses. For example, please disclose the reason for the decrease in office rental, the reason for the change in doubtful trade debts, etc.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Capital Resources, page 24

15.
In future filings, please disclose the maximum amount available to you to borrow under your facility with Shanghai Commercial Bank and the amount outstanding, if any, under your facility with Hong Kong and Shanghai Banking Corporation. In addition, in future filings please disclose the material terms and conditions of these and any other arrangements that serve as material sources of liquidity for your business. Such terms and conditions might include, for example, covenants that restrict your ability to take certain actions without lender approval (such as sell assets) or covenants that require you to maintain certain financial ratios.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Controls and Procedures, page 24

Evaluation of Disclosure Controls and Procedures, page 28

16.
You state that your "disclosure controls and procedures are effective to ensure that information required to be included in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms." Please confirm to us, if true, that your disclosure controls and procedures are effective to ensure not only that the information required to be included in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, but also that your disclosure controls and procedures are effective in ensuring that this information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Response
The Company confirms its disclosure controls and procedures are effective to ensure not only that the information required to be included in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms, but also that your disclosure controls and procedures are effective in ensuring that this information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Securities and Exchange Commission

April 8, 2011

17.
We note your statement on-page 29 that disclosure controls and procedures can provide only reasonable assurance that its objectives will be met. Please confirm to us, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. Please also comply with this comment in future filings.

Response
The Company confirms that its disclosure controls and procedures are effective at a reasonable assurance level and will update its future filings accordingly.

Management's Report on Internal Control over Financial Reporting, page 28

18.
We note your definition of internal control over financial reporting appears to be based on Rules 13a-15(f) and 15d-15(f) of the Exchange Act As written, however, your definition appears to be incomplete. Please confirm to us, if true, that management's conclusion that internal control over financial reporting is effective is based on the entire definition of internal control over financial reporting as it appears in Exchange Act Rules 13a-15(f) and 15d-15(f).  Additionally, if you define internal control over financial reporting in future Exchange Act filings, please ensure the definition you provide is the complete definition as it appears in Exchange Act Rules 13a45(f) and 15d-15(f).

Response
The Company confirms that is internal controls over financial reporting are effective based on the entire definition of internal control over financial reporting as it appears in Exchange Act Rules 13a-15(f) and 15d-15(f) and the Company will update its future filings in accordance with the Staff’s comment.

19.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response
All of our sales, purchases and payments are approved by our CEO, and checked by the Account Manager. We have followed the SEC financial reporting guidance to prepare our financial statements.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response
The Company’s books and records are maintained in accordance with U.S. GAAP.

The accounting manager is the primary person who monitors the preparation of the books and records that are kept by other junior accounting staff.  The chief executive officer is responsible for supervising and reviewing the preparation process and for the final review to ensure that all transactions are properly recorded in the financial statements.

The Company use simple segregation of duty and key control points to build the internal control system. The segregation of duty in the accounting department is designed to separate different functions and duties where the preparation, review and approval will be carried out by different personnel to ensure all material errors will be identified by the responsible staff. The accounting staff is responsible for the daily entry and preparation of vouchers, and the accounting manager is responsible for checking on the accounting staff’s work and preparing all the journal adjustments. The chief executive officer is responsible for reviewing the accounting manager’s work, reviewing all cash and banking transactions and approving all financial statements of the Company.

The Company uses computerized accounting software to help ensure proper recording of transactions and to detect material errors.

All major key control points, such as cash and bank, sales, accounts receivable, bank deposits, purchase orders, accounts payable, bank disbursements, payroll and human resources cycles are monitored by the chief executive officer to ensure that all transactions and supporting documents are kept and recorded in a proper manner.

Securities and Exchange Commission

April 8, 2011

What is the background of the people Involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role be or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
• what relevant education and ongoing training he or she has had relating to U.S. GAAP;
• the nature of his or her contractual or other relationship to you;
• whether be or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response
The Accounting Manager is the person who is responsible for the preparation and review of our financial statements. She has been with the Company since 2007.  She has been working in accounting field for over 15 years and engaged in various industries in Hong Kong. She has over 10 years in preparing full sets of financial statements, from input raw data to finalize the full set of accounts. During the course of her  employment, she has gained practical experience with multiple functions in accounting, bookkeeping and financial management.  She received a degree in Accounting in Hong Kong in 1995.

During 2010, two people were hired to act as accounts clerk mainly to perform primary input data, issuing invoices and preparing payments. Both persons report directly to the Accounting Manager.  Prior to employment with the Company, they have over 8 years experience as an accounting clerk and have completed several accounting courses.

If you retain an accounting firm or other organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;
• the qualifications of their employees who perform the set-vices for your company;
• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
• how many hours they spent last year performing these services for yon; and
• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response
Our financial statements are prepared and evaluated by Company personnel and no outside accounting firm or other organization is retained by us to prepare our financial statements or evaluate our internal control over financial reporting.

If you retain individuals who are not your employees and. are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response
Our financial statements are prepared and evaluated by Company personnel, and no individuals who are not our employees are retained to prepare our financial statements or evaluate our internal control over financial reporting.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Response
The Company’s does not have an audit committee financial expert since the Company’s board of directors currently acts as the audit committee and the board of directors currently consists of only two directors, one of which is the Company’s sole officer. While the Company believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting, the Company intends to engage in a search to identify a qualified individual who will meet the definition of “audit committee financial expert” as that term is defined by Item 407(d)(5) of Regulation S-K.

Securities and Exchange Commission

April 8, 2011

Changes in Internal Controls Over Financial Reporting, page 29

20.
We note your use of the qualifying clause "Except as described above." You are not permitted to qualify your disclosure pursuant to Item 308(c) of Regulation S-K in this manner. In future filings, if you have changes to report, you must describe than and cannot conclude that there were no changes subject to noted exceptions. On the other hand, if there are no changes, your disclosure should state as much, without extraneous qualifications.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Directors. Executive Officers and Corporate Governance, page 29

21.
We note the descriptions you provide of your directors. In future filings, please revise these descriptions to also discuss the specific experience, qualifications, attributes, or skills that qualify your directors to serve as such. Additionally, please include disclosure, if applicable, of Ms. Law's business experience during the past five years. Refer to Item 401(c) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Audit Committee Financial Expert, page 30

22.	Please tell us why you do not have an audit committee financial expert. Please also comply with this comment in future filings. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly. The Company’s does not have an audit committee financial expert since Company’s board of directors currently acts as the audit committee and the board of directors currently consists of only two directors one of which is the Company’s sole officer. While the Company believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting the Company intends to engage in a search to identify a qualified individual who will meet the definition of “audit committee financial expert” as that term is defined by Item 407(d)(5) of Regulation S-K.

Code of Ethics page 31

23.
In this section, you undertook to post your code of ethics to your website once operational and to set forth in your annual report the manner in which a copy of your code of ethics may be requested at no charge. We are unable to locate your code of ethics on your website, and we are also unable to locate where in this annual report you advise the reader on how to request a copy of the code of ethics at no charge. Please tell us how you are addressing this undertaking.

Response
The Company acknowledges the Staff’s comment and will update its future filings to state the Company’s code of ethics are available to any person without charge upon written request to the Company at Unit 312, 3rd Floor, New East Ocean Centre, 9 Science Museum Road, Kowloon, Hong Kong, Attn: President.

Executive Compensation, page 32

24.
Please clarify for us whether Mel Ling Law also works for the company in addition to serving as director. In this regard, we note your statement on page 29 that she is responsible for the company's internal affairs. We also note that you include her compensation in the "Summary Compensation Table" instead of in the "Director's Compensation Table" prescribed by Item 402(r) of Regulation S-K. If Ms. Law only serves as a director, please include her in the appropriate "Director's Compensation Table" in future filings instead of in the "Summary Compensation Table."

Response
Ms. Law is only a director of the Company. The Company acknowledges the Staff’s comment and will update its future filings accordingly to include Ms. Law in the appropriate ”Director’s Compensation Table.”

Security Ownership of Certain Beneficial Owners , page 33

25.
In future filings, please ensure the information presented in the table on page 34 is accurate. In This regard, we note you disclose Mei Ling Law owns 300,000 shares of your common stock when other disclosures indicate she only owns 30,000 shares of your common stock.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Exhibits, Financial Statements Schedules, page 36

26.
Please tell us what consideration you have given to filing the financing agreement with Tai Wah Timber Factory Limited and its related company, Glory Idea Investment Limited, discussed on page 25, as an exhibit pursuant to Item 601(b)(10) Regulation S-K.

Response
The Company acknowledges the Staff’s comment and will file the agreement in its next filing with the Commission.

Securities and Exchange Commission

April 8, 2011

Financial Statements

Note 2— Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts. page F-8

27.
We note that a substantial amount of your sales relate to two customers and that you have a significant outstanding account receivable from one of these customers at year end. Please provide us, and expand your accounting policy disclosures in future filings to provide investors, an understanding of the credit and re-payment terms for these two customers.

Response

The following is the expanded accounting policy on accounts receivable and allowance for doubtful accounts, which includes the credit and re-payment terms for these two major customers.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 60 to 180 days from shipment. The Company extends unsecured credit to its customers in the ordinary course of business, based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 180 days and those over a specified amount are reviewed individually for collectability. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

For the year ended March 31, 2010, the credit terms of these two major customers are summarized as below:

Major customers	Contractual credit term	Repayment term #

Customer A	60 to 90 days	Accounts receivable are repaid on a regular basis to the Company and the cash receipt is made to Customer B upon the instruction of the Company

Customer B (also a major supplier)	90 to 180 days	Customer B receives the cash settlement from Customer A, and the aggregate receivable will offset against its trade payable

# On March 31, 2010, the Company entered into a tri-parties settlement arrangement among Customer A and Customer B. Under such arrangement, Customer A agreed to transfer its accounts receivable balance to Customer B and Customer B agreed to receive such accounts receivable balance from Customer A, on behalf of the Company, to offset against its trade payable due to the Company. Such settlement arrangement will continue to take effect from April 1, 2010.

Revenue Recognition, page F-9

28.
We note that your two significant customers are distributors. We also note that "Dongguan City Hengjielonglong Wood Industries Operations” is both a significant customer and a major supplier of the company. Please tell us, and clarify in future filings, if any of your sales are transacted on a consignment basis and, if applicable, explain to us, and clarify in future filings, your revenue recognition policies for such sales. Also, please explain to us, and clarify in future filings, the specific nature and terms of the transactions with your significant customer and major supplier, including your basis for presenting such transactions on a gross or net basis.

Response

Dongguan City Hengjielonglong Wood Industries Operations (“Hengjielonglong”) is a legal entity, which is principally in the re-sale and trading of wood lumber, wood veneer and other wood products in China. We generally supply wood logs and veneers originated from Africa, North America and Europe to Hengjielonglong, while we source wood logs and veneers originated from China from Hengjielonglong.  Both of these types of transactions are contracted independently with the rights of return, on negotiable terms of pricing and delivery. We are not aware of that sales are transacted on a consignment basis.

In accordance with the ASC Topic 605, “Revenue Recognition”, the Company recognizes revenue when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

The Company generally sells its products with rights of return, including wood logs, wood lumber, wood veneer and other wood products. The Company recognizes product revenue when the titles and the significant risks and rewards of ownership have passed to the customer. Title and the risks and rewards of ownership transfer to the customer at varying points, which is determined based on shipping terms. Revenue is recorded net of sales discounts, returns, allowances, customer rebates and other adjustments that are based upon management’s best estimates and historical experience and are provided for in the same period as the related revenues are recorded. Based on historical experience, management estimates that sales returns are immaterial and has not made allowance for estimated sales returns.

Securities and Exchange Commission

April 8, 2011

In assessing whether our revenue should be reported on a gross or net basis, we follow the guidance of ASC Topic 605-45, “Principal Agent Consideration,” to consider whether we:

1.         act as principal in the transaction,

In our normal course of business, we have multiple suppliers on a worldwide basis for wooden product ordered by our customers and discretion to select the most appropriate supplier that will provide the products ordered by our customers. We act as a principal in the transaction and are responsible for fulfillment of the product desired by the customers.

2.         take title to the products,

We receive title to the products after the supplier delivers the ordered products to our designated carrier at the supplier’s shipping point. We bear all costs including custom duty, transportation fee, insurance and storage fee over the shipment period and transfer title from us to the customer upon delivery. We are fully expose to physical loss inventory risk after customer order and during shipping.

3.         have risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns,

We have risk and rewards as a principal in the transaction: (1) our customer has the rights of return, whereas we will take title to the products if it is returned by the customers (that is, back-end inventory risk); (2) upon acceptance and delivery of products to the customer, we bill the customer at a contractual amount with credit terms. We are also responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, therefore we assume credit risk.

4.         act as a principal with latitude in establishing price

We have reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product, using the current market price or commodity price.

Based on our evaluation, it is concluded that we act as a principal in all sales transaction in the provision of wood logs and veneers to the customers. Therefore, the revenue should be reported on a gross basis.

Based upon the Staff’s comment, the Company will update its future filings with this clarifying disclosure accordingly.

Note 13- Concentrations of Risk, page F-19

29.
Please explain to us why the accounts receivable balance for customer A is in excess of total accounts receivable at March 31, 2010. Also, please explain to us, and clarify in future filings, why the balance of accounts receivable from customer A exceeds their fiscal year 2010 revenues.

Response

The accounts receivable balance for customer A is in excess of total accounts receivable at March 31, 2010, because of an error in the presentation of the accounts receivable balance that was set forth in Note 13. The balance due from customer A did not include the reduction of transferring the accounts receivable balance due from customer A to customer B. Please refer to the repayment term discussed in Question 27 above.

The table below summarized the balances of customer A and B before and after the tri-parties settlement arrangement on March 31, 2010 and explained the movement of accounts receivable between customers A and B.

	Customer A	Customer B

Accounts receivable	$5,963,515	$-
Accounts payable, net of its accounts receivable	-	(2,445,939)
	5,963,515	(2,445,939)
Add (less): Transfer of accounts receivable from Customer A to Customer B	(5,963,515)	5,963,515

Accounts receivable per Form 10-K	$-	$3,517,576

Revenues for the year ended March 31, 2010	$5,529,242	$2,474,067

We will file an amendment to our Form 10-K to revise the following disclosures in Note 4 and Note 13:

Securities and Exchange Commission

April 8, 2011

4.         ACCOUNTS RECEIVABLE

The majority of the Company’s sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required.

	As of March 31,
	2010	2009

Accounts receivable, trade	$5,470,297	$6,522,566
Less: allowance for doubtful accounts	(115,299)	(153,841)

Accounts receivable, net	5,354,998	$6,368,725

On March 31, 2010, the Company entered into a tri-parties settlement arrangement among two major customers, Customer A and Customer B. Under such arrangement, Customer A agreed to transfer its accounts receivable balance to Customer B and Customer B agreed to receive such accounts receivable balance from Customer A, on behalf of the Company, to offset against its trade payable due to the Company. Such settlement arrangement will continue to take effect from April 1, 2010.

For the years ended March 31, 2010 and 2009, the Company provided the allowance for doubtful accounts of $0 and $65,010, respectively.

13.         CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)         Major customers

For the year ended March 31, 2010, the customer who accounts for 10% or more of the Company's revenues and its outstanding balance at year-end date, are presented as follows:

	Year ended March 31, 2010		March 31, 2010
	Revenues	Percentage of revenues	Accounts receivable

Customer A	$5,529,242	45%	$-
Customer B	2,474,067	20%	3,855,541	#
Total:	$8,003,309	65%	$3,855,541

# The balance included a transfer of accounts receivable totaling $5,994,935 from customer A.

(b)         Major vendors

For the year ended March 31, 2010, one vendor represented more than 10% of the Company’s purchases. This vendor accounted for 25% of purchases amounting to $2,729,839 with $0 outstanding accounts payable as of March 31, 2010.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

30.
It appears that the accounts receivable balances for customers A and B have shifted significantly since year end. Please tell us whether customer B in your Form l0-Q was previously customer A in your Form 10-K or whether the accounts receivable balances for customers A and B in your Form 10-Q are misstated. In this regard, it is not clear to us how or why customer B would have a receivable balance of $5.8 million at December 31, 2010 based on revenues of $2.5 million during the nine months then ended. It may be helpful to provide investors with more clarity on the identity of these customers from period to period in future filings.

Securities and Exchange Commission

April 8, 2011

Response

Upon the exercise of repayment term under a tri-parties settlement arrangement mentioned in Question 27 above, the table below summarized the accounts receivable balances of Customer A and B before and after the effectiveness of settlement arrangement as of December 31, 2010, as follows:

	Customer A	Customer B

Accounts receivable, per book	$9,198,217	$2,725,207
Accounts payable, per book	-	(5,099,364)
	9,198,217	(2,374,157)
Add (less): Transfer of accounts receivable from Customer A to Customer B	(8,215,567)	8,215,567

Accounts receivable per Form 10-Q	$982,650	$5,841,410

Revenues for the nine months ended December 31, 2010	$8,961,714	$2,548,640

31.
We note the outstanding accounts receivable balance for customer B remains consistently high through the nine months ended December 31, 2010. Please explain to us how you determined that an increase in your allowance for doubtful accounts is necessary.

Response

The Company’s subsidiary has a prolonged business history with customer B which has covered  more than 10 years since its inception. Based on our credit assessment, we have evaluated the recoverability of the amounts due from customer B on a regular basis, using its historical collection trends, credit history, financial condition, aging of receivables and the current economic conditions. It has been taken into consideration that the Company has no disputes with customer B among all sales and purchases transactions, and that we have continued to receive the repayment throughout the business years. During the nine months ended December 31, 2010, the Company received the settlement of approximately $995,000 from accounts receivable. Hence, management considers that the business relationship remains sound and its accounts receivable is likely recoverable in a foreseeable period. No allowance for doubtful accounts is required at December 31, 2010. The Company will continue to monitor the collection condition and will make adjustments in the allowance when it is considered necessary.

Up to February 22, 2011, the Company received a total cash settlement of approximately $1,040,000 from customer B.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources. page 22

32.
We note your working capital disclosures indicate you generate cash flows from operations. It appears you have not generated positive cash flows from operations for several periods. It appears your cash flows are ultimately being derived from financing sources. Please modify your disclosures in future filings accordingly.

Response
The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Evaluation of our Disclosure Controls, page 24

33.	Please confirm to us, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. Please also comply with this comment in future filings.

Response
The Company confirms that its disclosure controls and procedures are effective at a reasonable assurance level and will update its future filings accordingly.

34.	We note your disclosure indicates there were no changes to your internal control over financial reporting during the "second" fiscal quarter. Please amend your document to update your disclosure.

Response
The Company confirms that its disclosure controls and procedures are effective at a reasonable assurance level and will update its future filings accordingly.

Securities and Exchange Commission

April 8, 2011

Legal Proceedings, page 24

35.
We note your statement that the parties involved in the disclosed litigation are due to court for a status update on January 26, 2011: With a view towards future disclosure, please tell us the current status of the legal proceedings including whether the January 26, 2011 court appearance took place.

Response
In the hearing before Mr. Registrar Lung on 26th Jan 2011 as scheduled, upon parties' confirmation that all outstanding directions have been complied with, Mr. Registrar granted leave for fixing the case for a 7-day trial. Steps are being taken for fixing the trial date. To date, the trial has not yet taken place.

Legal Proceedings, page 24

36.	Please amend your Form 10-Q to provide the Item 601(b)(31) certification, exactly as it appears in Regulation S-K. In this regard, we note you have omitted paragraphs 5(a) and 5(b).

Response
The Company acknowledges the Staff’s comment and will update the December 2010 10-Q in accordance with the Staff’s comment.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Kwok Leung Lee
Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP